June 1, 2020	Erin M. Lett Associate d +1.202.416.6829 f +1.202.416.6899 elett@proskauer.com www.proskauer.com
By EDGAR
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Cara Lubit, Hugh West, David Gessert and Michael Clampitt

Re:	The Gladstone Companies, Inc.

Draft Offering Statement on Form 1-A (Submitted March 9, 2020)

Ladies and Gentlemen,

On behalf of The Gladstone Companies, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”) in a letter dated May 12, 2020 to David Gladstone, President and Chief Executive Officer of the Company. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Offering Statement.

General

1.	Please revise your future amendments to also provide interim financial statements, refer to Form 1-A Part F/S (b)(3) through (5).

Response:

The Company acknowledges the Staff’s comment and has included the interim financial statements as of December 31, 2019 in the public filing of the Offering Statement being made on the date hereof.

2.

We note you include a header on your offering statement requesting confidential treatment pursuant to Rule 83. Please tell us why you believe this rule applies when Rule 252(d) of Regulation A provides an avenue for non-public staff review of draft offering statements.

Response:

The Company has removed the header from the public filing of the Offering Statement being made on the date hereof.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

June 1, 2020

Offering Circular Summary, page 1

3.

Noting the current economic downturn, revise to add a Recent Development section, as applicable, and briefly describe any material adverse changes in the Company’s Results of Operation and/or Financial Condition as of the most recent practicable date. In addition, revise to update the disclosures through at least March 31, 2020, the fee arrangements on page 1, AUM on page 2, and the 1, 3 and 5 year performance percentages on page 5.

Response:

As requested, the Company has included in the Offering Statement a Recent Developments section discussing the potential impacts of the COVID-19 pandemic, which section also includes the Company’s AUM as of March 31, 2020. In addition, the Company has updated the fee arrangements disclosures through the date of the Offering Statement. The Company respectfully submits, however that the performance percentages and other metrics, including fees earned from each Existing Gladstone Fund, should be provided as of December 31, 2019 so as to tie to the date of the interim financial statements included elsewhere in the Offering Statement.

The Offering, page 8

4.

Please expand your disclosure to discuss the mechanics of the order process. Additionally, disclose whether subscriptions are revocable and, if so, under what circumstances. Please make conforming changes to the Plan of Distribution.

Response:

As requested, the Company has added disclosure to the Offering Statement being filed publicly on the date hereof under the caption “The Offering” that discusses the mechanics of the order process and the fact that subscriptions are irrevocable. Conforming changes have also been made to the Plan of Distribution.

Risk Factors

Risks Related to Our Business

Unfavorable market conditions could adversely affect our business in many ways, including by reducing the fees revenue and distributions..., page 10

5.

We note that your business may be affected by conditions in the global financial markets that are outside of your control, such as pandemics. To the extent material, please expand your disclosure to discuss the impact current economic and market conditions resulting from the novel coronavirus have had on your business operations and results. Additionally, please describe material risks the virus and related economic and social conditions pose to your specific funds, whether Existing Gladstone Funds or Future Gladstone Funds.

Response:

As requested, the Company has updated the risk disclosures in the Offering Statement being filed publicly on the date hereof in light of the COVID-19 pandemic.

June 1, 2020

Use of Proceeds, page 30

6.

Please revise to disclose the approximate amount of proceeds intended to be used for each purpose you identify. Additionally, please provide tabular disclosure describing how you intend to allocate the offering proceeds under scenarios assuming you sell less than one hundred percent of the offering. In this regard, we note your disclosure that your Board of Directors, in its sole discretion, may determine that the proceeds of this offering are insufficient for the intended use of proceeds. Please refer to Item 6 of Form 1-A and instruction 3, thereto, for guidance.

Response:

As requested, the Company has revised the use of proceeds in the Offering Statement being filed publicly on the date hereof to describe how proceeds will be applied in the event that all of the Bonds are not sold.

Business

Overview, page 48

7.

We note your discussion here and elsewhere in your filing related to Existing Gladstone Fund focus areas, incentive fees (e.g., amounts generated since inception), and the inclusion of items such as total return and yields. Please expand your disclosures here or elsewhere in the document, as appropriate, to provide additional quantitative and/or qualitative information regarding underlying Existing Gladstone Fund investments, with a particular focus on specific geographic markets, the level of industry concentrations, and related trends for each of the Existing Gladstone Funds. Consider providing such information in a comparative tabular format.

Response:

As requested, the Company has included additional disclosure regarding each of the Existing Gladstone Funds to page 3 of the Offering Statement being filed publicly on the date hereof. The Company respectfully submits that because each of the Existing Gladstone Funds focuses on investing in different assets within the alternative asset space, provision of such information in a comparative tabular format would not be meaningful to an investor.

June 1, 2020

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6829 (or by email at elett@proskauer.com) or William J. Tuttle by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett

Erin M. Lett

cc:	David Gladstone, The Gladstone Companies, Inc.

Michael Malesardi, The Gladstone Companies, Inc.

Michael LiCalsi, The Gladstone Companies, Inc.

William J. Tuttle, Proskauer Rose LLP